                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         Atlantic Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048785 10 9
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 048785 10 9        SCHEDULE 13G                    Page 2 of 10 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |  Joseph Stevens & Company, Inc. (successor to Joseph Stevens &
        |  Company, L.P.)
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       New York
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |       330,000 shares of Common Stock. See Item 4.
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  7  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       330,000 shares of Common Stock. See Item 4.
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |  330,000 shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |  9.9% of shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |  BD
_______|________________________________________________________________________

________________________________________________________________________________

CUSIP No. 048785 10 9        SCHEDULE 13G                    Page 3 of 10 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |  Joseph Sorbara
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       United States
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |       330,000 shares of Common Stock. See Item 4.
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  7  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       330,000 shares of Common Stock. See Item 4.
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |  330,000 shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |  9.9% of shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |  IN
_______|________________________________________________________________________

________________________________________________________________________________

CUSIP No. 048785 10 9        SCHEDULE 13G                    Page 4 of 10 Pages
________________________________________________________________________________
    1   |  NAME OF REPORTING PERSON
        |  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        |
        |  Steven Markowitz
________|_______________________________________________________________________
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
        |                                                       (b)  [ ]
________|_______________________________________________________________________
    3   |  SEC USE ONLY
________|_______________________________________________________________________
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION
        |       United States
________|_______________________________________________________________________
               |  5  |   SOLE VOTING POWER
               |     |       330,000 shares of Common Stock. See Item 4.
               |_____|__________________________________________________________
  NUMBER OF    |     |
   SHARES      |  6  |   SHARED VOTING POWER
BENEFICIALLY   |_____|__________________________________________________________
  OWNED BY     |     |
   EACH        |  7  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |       330,000 shares of Common Stock. See Item 4.
PERSON WITH    |_____|__________________________________________________________
               |     |
               |  8  |   SHARED DISPOSITIVE POWER
_______________|_____|__________________________________________________________
    9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       |  330,000 shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       |  CERTAIN SHARES                                              [ ]
_______|________________________________________________________________________
   11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       |  9.9% of shares of Common Stock. See Item 4.
_______|________________________________________________________________________
   12  |  TYPE OF REPORTING PERSON
       |  IN
_______|________________________________________________________________________

--------------------------------                         -----------------------
CUSIP No.           048785 10 9            13G               Page 5 of 10 Pages
--------------------------------                         -----------------------


ITEM 1.

         (a)      Name of Issuer:

                  Atlantic Pharmaceuticals, Inc.


         (b)      Address of Issuer's Principal Executive Offices:

                  142 Cypress Point Road
                  Half Moon Bay, California  94019


ITEM 2.

         (a)      Name of Person Filing:

                  Joseph Stevens and Company, Inc. (successor to Joseph Stevens & Company, L.P.), Mr. Joseph Sorbara and Mr. Steven Markowitz


         (b)      Address of Principal Business Office:

                  The principal business address for each of
                  Joseph Stevens & Company, Inc. and Messrs. Sorbara and Markowitz is:
                  c/o Joseph Stevens & Company, Inc.
                  33 Maiden Lane
                  New York, New York  10038

         (c)      Citizenship:

                  Joseph Stevens & Company, Inc. is incorporated in the state of New York. Mr. Sorbara and Mr. Markowitz are United States citizens


         (d)      Title of Class of Securities:

                  Common Stock, $.001 par value per share (the "Common Stock").


         (e)      CUSIP Number:

                  048785 10 9

--------------------------------                         -----------------------
CUSIP No.           048785 10 9            13G               Page 6 of 10 Pages
--------------------------------                         -----------------------

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      /X/      Broker or Dealer registered under Section 15 of the
                           Securities Exchange Act of 1934, as amended (the
                           "Exchange Act"). See Item 4.

         (b)      / /      Bank as defined in section 3(a)(6) of the Exchange
                           Act.

         (c)      / /      Insurance Company as defined in section 3(a)(19) of
                           the Exchange Act

         (d)      / /      Investment Company registered under section 8 of the
                           Investment Company Act.

         (e)      / /      Investment Advisor registered under section 203 of
                           the Investment Advisers Act of 1940.

         (f)      / /      Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee Retirement
                           Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F).

         (g)      / /      Parent Holding Company, in accordance with
                           240.13d-1(b)(ii)(G).

         (h)      / /      Group, in accordance with 240.13d-1(b)(1)(ii)(H).


ITEM 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  As of December 31, 1997, Joseph Stevens & Company, Inc. owned warrants ("JSC Warrants") to purchase 165,000 units, each unit consisting of one share of Common Stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitled the holder to purchase an additional share of Common Stock. The JSC Warrants were exercisable commencing on December 14, 1996. Therefore as of December 31, 1997, Joseph Stevens & Company, Inc. beneficially owned 330,000 shares of Common Stock. Each of Messrs. Sorbara and Markowitz is a controlling shareholder, director and officer of Joseph Stevens & Company, Inc. Based upon the foregoing, as of December 31, 1997, each of Messrs. Sorbara and Markowitz individually beneficially owned 330,000 shares of Common Stock.

         (b)      Percent of Class:

                  As of December 31, 1997, each of Joseph Stevens & Company, Inc., Mr. Sorbara and Mr. Markowitz was the beneficial owner of an aggregate of 330,000 shares of Common Stock, which constituted approximately 9.9% of the 3,016,920 shares of Common Stock outstanding as of September 30, 1997 (as reported in the Company's Form 10-KQS for the quarter ended September 30, 1996).

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote:

                           330,000 shares of Common Stock. See Item 4(a) above.

                  (ii) Shared power to vote or direct the vote:

                           0 shares of Common Stock. See Item 4(a) above.

                  (iii) Sole power to dispose or to direct the disposition of:

                           330,000 shares of Common Stock. See Item 4(a) above.

--------------------------------                         -----------------------
CUSIP No.           048785 10 9            13G               Page 7 of 10 Pages
--------------------------------                         -----------------------


                  (iv) Shared power to dispose or to direct the disposition of:

                           0 shares of Common Stock. See Item 4(a) above.


ITEM 5.           Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

         Not Applicable.

ITEMS 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9.           Notice of Dissolution of Group.

         Not Applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

--------------------------------                         -----------------------
CUSIP No.           048785 10 9            13G               Page 8 of 10 Pages
--------------------------------                         -----------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         January 23, 1998
                                                  ------------------------------
                                                              (Date)


                                                  JOSEPH STEVENS & COMPANY, INC.

                                                        /s/Joseph Sorbara
                                                  ------------------------------
                                                         Joseph Sorbara
                                                    Chief Executive Officer




                                                         January 23, 1998
                                                  ------------------------------
                                                              (Date)


                                                        /s/Joseph Sorbara
                                                  ------------------------------
                                                          (Signature)


                                                          Joseph Sorbara
                                                  ------------------------------
                                                          (Name/Title)


                                                         January 23, 1998
                                                  ------------------------------
                                                              (Date)


                                                        /s/Steven Markowitz
                                                  ------------------------------
                                                           (Signature)


                                                         Steven Markowitz
                                                  ------------------------------
                                                           (Name/Title)

--------------------------------                         -----------------------
CUSIP No.           048785 10 9            13G               Page 9 of 10 Pages
--------------------------------                         -----------------------





                                  EXHIBIT INDEX



                                                                                         Sequentially Numbered Page
         Exhibit No.                                Title:                                on Which Exhibit Begins

              1.                 Joint Filing Agreement pursuant to Rule                             10
                                 13d-1(f)(1) under the Securities Exchange
                                 Act of 1934, as amended, among Joseph
                                 Stevens & Company, Inc., Mr. Joseph
                                 Sorbara and Mr. Steven Markowitz




NY1-208612.2

--------------------------------                         -----------------------
CUSIP No.           048785 10 9            13G              Page 10 of 10 Pages
--------------------------------                         -----------------------






                                    EXHIBIT 1

              Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                       Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated January 23, 1998 with respect to the issued and outstanding Common Stock of Atlantic Pharmaceuticals, Inc. beneficially owned by each of the undersigned, respectively.

Dated: January 23, 1998

                                                  JOSEPH STEVENS & COMPANY, INC.

                                                        /s/Joseph Sorbara
                                                  ------------------------------
                                                         Joseph Sorbara
                                                    Chief Executive Officer



                                                        /s/Joseph Sorbara
                                                  ------------------------------
                                                          (Signature)



                                                        /s/Steven Markowitz
                                                  ------------------------------
                                                           (Signature)